[LETTERHEAD GRAPHIC]	Thacher Proffitt & Wood LLP 1700 Pennsylvania Avenue, N.W. Suite 800 Washington, DC 20006 (202) 347-8400
Fax: (202) 626-1930 www.tpw.com

October 13, 2006

VIA EDGAR AND HAND DELIVERY

Mr. William Friar

Senior Financial Analyst

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New Westfield Financial, Inc.
Registration Statement on Form S-1
Filed on August 31, 2006 (File No. 333-137024)

Dear Mr. Friar:

We are writing on behalf of our client, New Westfield Financial, Inc. (the “Company”), in response to the letter dated September 29, 2006 from the staff of the Securities and Exchange Commission transmitting their comments to the Registration Statement on Form S-1 filed by the Company on August 31, 2006 (the “Registration Statement”). Your specific requests for information are set forth verbatim below, followed by the Company’s response. Courtesy copies of Amendment No. 1 to the Registration Statement are included with this letter.

In addition to the changes referenced below, we have amended the prospectus contained in the Registration Statement pursuant to comments received from the Office of Thrift Supervision (“OTS”) on October 2, 2006. A copy of the OTS comments, and the Company’s response thereto, are also included with this letter.

General

1.	Please review your document with the goal of deleting defined terms and culling legalisms such as pursuant to, therewith, and without payment therefore.

Substantially all defined terms have been deleted from the Registration Statement. In addition, references to “pursuant to,” “therewith” and “without payment therefor” have been culled.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 2

2.	This transaction includes the exchange of Westfield shares for shares of New Westfield. Since the vote by the Westfield shareholders to approve the merger would appear to constitute the investment decision, please advise the staff of how this registration statement complies with Rule 145.

Although Rule 145(a)(2) promulgated under the Securities Act of 1933, as amended, applies to a statutory merger or consolidation in which securities of one corporation are exchanged for securities of another, the mergers in the proposed transaction do not result in the current shareholders of Westfield Financial, Inc. electing whether to accept a new or different security in exchange for their existing security, as set forth in the preliminary note to Rule 145.

It is true that in order to accomplish the proposed transaction, three mergers are contemplated, among them (1) the merger of Westfield Financial, Inc. (“Westfield Financial”) with and into Westfield Bank; (2) the merger of Westfield Mutual Holding Company with and into Westfield Bank; and (3) the merger of a wholly-owned subsidiary of the Company with and into Westfield Bank; however, the intent of the mergers is to effect a corporate reorganization of Westfield Financial from the mutual to the stock form of organization.

Upon closing, current shareholders of Westfield Financial will hold securities in a holding company that will, upon closing, be known as “Westfield Financial, Inc.” The rights and privileges associated with the new securities issued by the Company will be exactly the same as the rights and privileges associated with the securities issued by Westfield Financial. Finally, the exchange ratio is designed to preserve each current shareholder’s pro rata ownership of Westfield Financial (assuming no additional purchases of securities in the offering by the shareholder) after the consummation of the proposed transaction.

To our knowledge, the Securities and Exchange Commission has never, in practice, applied Rule 145 to any of the numerous registration statements submitted in connection with second-step offerings of this nature.

Cover Page

3.	We note you state “if you are or were a depositor of Westfield Bank: you may have priority rights to purchase shares of stock.” It appears from your priority list that depositors with more than $50 deposited on March 31, 2005 will have priority rights to purchase stock. Please revise this and similar statements that are elsewhere in your prospectus.

The bullet point on the cover page has been revised to read as follows: “You have priority rights to purchase shares of common stock if (1) you had $50 on deposit at Westfield Bank on March 31, 2005, (2) you had $50 on deposit at Westfield Bank or September 30, 2006, or (3) you are a depositor of Westfield Bank as of [Record Date].”

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 3

4.	You represent to investors who “are currently stockholders of Westfield Financial” that their ownership interest will remain equivalent to their current ownership and yet you also state that they may have the opportunity to purchase additional shares. Please revise to clarify that shareholders will retain their current ownership percentage in the exchange, but if they purchase additional shares, they will increase their percentage of ownership.

The second bullet point under “If you are currently a stockholder of Westfield Financial, Inc.:” on the cover page has been revised to read as follows: “Your percentage ownership interest will remain equivalent to your current percentage ownership interest in Westfield Financial, provided that you do not purchase additional shares of stock in the offering.”

Summary, page 5

5.	In the summary, include historical stock price information for other second step issuers.

The requested information has been inserted on page 11 of the prospectus.

6.	Reference is made to the subsection, “Reasons For The Conversion And Stock Offering” on page 9. In this section, or another appropriate section discuss if the company’s plans have been limited by a lack of capital. If they have not, please discuss why you are having the offering at this time. We also note that one of the bullet points lists a reason for the conversion is so that you can continue dividend and repurchases programs. Please advise whether these programs were in danger of ending because of lack of capital and how this can be a reason when you will be issuing additional shares and be paying substantially more in dividends.

To date, Westfield Financials’s plans have not been limited by lack of capital, nor were its programs of dividends or repurchases in danger of ending because of lack of capital. Because the primary reasons for the stock offering center on Westfield Bank’s strategic plans for growth, the disclosure under “Reasons For The Conversion And Stock Offering” has been revised to read as follows:

“The conversion and stock offering are intended to provide an additional source of capital not currently available to us. Funds raised in the stock offering will allow Westfield Bank to better serve the needs of its community by:

•	increasing lending, especially to support continued growth in its commercial loan portfolio;

•	expanding the products and services it currently offers (including the possible introduction of new products and services);

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 4

•	opening or acquiring additional branch offices (Westfield Bank plans to open an additional branch in Westfield, Massachusetts, during the first half of 2007); and

•	funding other general corporate purposes.

We will use the capital retained by us to:

•	pay dividends to stockholders;

•	repurchase shares of our common stock;

•	finance acquisitions of other financial institutions or other businesses related to banking (although no mergers or acquisitions are planned at the present time); and

•	fund other general corporate purposes.”

Conforming changes have also been made to pages 1, 15, 29, and 122 of the prospectus.

Summary – The Companies – Westfield Financial, page 6

Share Exchange Ratio for Current Stockholders, page 121

7.	Please revise the disclosure to state that at the close of business on June 30, 2003, Westfield Financial had 10,580,000 shares issued and 9,727,012 shares outstanding.

The second sentence on page 6 has been replaced with the following sentence, which also appears on page 123 of the prospectus: “At June 30, 2006, there were 10,580,000 shares of Westfield Financial common stock issued, including treasury stock, and 9,727,012 shares outstanding, of which 4,972,600 shares were publicly held and the remaining 5,607,400 were held by Westfield Mutual Holding Company.”

How We Intend To Use The Proceeds…page 14

8.	Disclose any plans to open or acquire additional branch offices. If you have none, please disclose.

Westfield Bank plans to open an additional branch in Westfield, Massachusetts, during the first half of 2007. Pages 1, 9, 15, 30 and 122 of the prospectus have been revised to added this disclosure in response to this comment and Comment 16 below.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 5

Benefits to Management and Potential Dilution to Stockholders Resulting From the

Offering Table, page 17

9.	Please expand the headnote to state that the amounts in the table represent the amount of potential dilution due to existing and new employee stock ownership plans after the stock offering if all ESOP shares are allocated, RRP shares are awarded and options are exercised.

A new paragraph above the headnote has been added on page 17 that reads as follows:

“Stockholders will experience a reduction or dilution in their ownership interest of approximately 4.66% if we use newly-issued shares to fund stock awards and stock option grants made under the 2007 Recognition and Retention Plan and the 2007 Stock Option Plan (or taken individually, 1.92% for the 2007 Recognition and Retention Plan and 2.74% for the 2007 Stock Option Plan). In addition, stockholders will experience a reduction or dilution in their ownership interest of approximately 2.46% if we use newly-issued shares to fund stock awards and stock option grants made under the 2002 Recognition and Retention Plan and the 2002 Stock Option Plan (or taken individually, 0.06% for the 2002 Recognition and Retention Plan and 2.40% for the 2002 Stock Option Plan). We may funds these plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under the 2002 Stock Option Plan are exercised during the first year following completion of the stock offering, they will be funded with newly-issued shares as the Office of Thrift Supervision regulations do not permit us to repurchase our shares during the first year following the completion of this stock offering except to fund the restricted stock plan or under extraordinary circumstances. We have been advised by the staff of the Office of Thrift Supervision that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance or compelling business for purposes of this test.”

10.	Please state that although the company’s ESOP will purchase up to 8% of the shares sold, either in the offering or through after-market purchases following the offering the table assumes that ESOP share purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

A new note 1 on page 18 has been added that reads as follows: “Assumes that the employee stock ownership plan purchases up to 8.0% in the stock offering with funds borrowed from us based on the number of shares sold at the maximum range of the offering, at a per share price of $10.00.”

11.	Tell us how you determined the estimated value of stock options granted under the 2002 Stock Option Plan as $5,733,389 which would be based on only 1,462,000 shares.

The estimated value of stock options granted under the 2002 Stock Option plan should have been noted as $5,996,485, based on 1,529,715 shares with an estimated fair value of $3.92 per share. Page 18 of the prospectus has been revised accordingly.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 6

As noted in note 7 on page 19, the fair value of stock options granted under the 2002 Stock Option Plan has been estimated at $3.92 per option using the binomial option pricing model with the following assumptions: a grant-date share price and option exercise price of $14.39; dividend yield of 1.32%; expected option life of ten years; risk free interest rate of 3.46%; and a volatility rate of 28.29% based on Westfield Financial’s historical trading activity.

12.	Please revise the line item titled New Stock Options Under The 2006 Stock Option Plan to refer to 2007.

The requested change has been made to page 18 of the prospectus.

We Intend to Distribute the Net Proceeds….page 28

13.	Your disclosure treats the proceeds from this offering that will be invested in the Westfield Bank as an investment in a separate unaffiliated entity of which you have no control or knowledge. Revise the disclosure to include funds that will be invested in the bank. You may do that, preferably as a consolidated entity that displays how you will use all the funds in one table, or in a separate table for the bank.

A footnote to the line item, “Proceeds contributed to Westfield Bank,” of the table on page 29 of the prospectus has been added that reads as follows: “Proceeds contributed to Westfield Bank will be used to originate commercial and industrial loans and consumer loans, to originate or acquire residential real estate loans, and to invest in mortgage-backed securities, in amounts that will be determined based on future market conditions.”

Because, as noted above, the specific dollar amounts to be allocated by Westfield Bank depend on future market conditions, it is not possible to disclose the specific dollar amount for each purpose at this time. Nevertheless, the Company believes that the description of the use of proceeds provides potential investors with a clear understanding of how the offering proceeds will be allocated.

14.	Please state that although the company’s ESOP will purchase up to 8% of the shares sold, either in the offering or through after-market purchases following the offering the table assumes that ESOP share purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

A footnote to the line item, “Loan to employee stock ownership plan,” of the table on page 29 of the prospectus has been added that reads as follows: “Assumes that the employee stock ownership plan purchases up to 8.0% in the stock offering with funds borrowed from us based on the number of shares sold at the minimum, midpoint, maximum and 15% above maximum range of the offering, as indicated, at a per share price of $10.00.”

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 7

How We May Use The Proceeds We Retain…page 28

15.	The first bullet point says that the stock offering will allow you to increase liquidity of the common stock. While we concur that there will be additional liquidity as a result of this offering, we do not see the dynamics as you do. We see increased liquidity as a result of market forces, for which you have little or no control, and we therefore question your wording in the prospectus that you have the power to allow it or, presumably, not.

The disclosure on page 30 of the prospectus has been revised to conform to the changes discussed in Comment 6 above.

16.	Discuss any plans to open or acquire additional branch offices. If you have none, please so disclose.

Westfield Bank plans to open an additional branch in Westfield, Massachusetts, during the first half of 2007. Pages 1, 9, 15, 29 and 122 of the prospectus have been revised to added this disclosure in response to this comment and Comment 8 above.

Market for the Common Stock, page 30

17.	Revise the last paragraph so that it is in clear understandable English and move it above the table. In this revised paragraph, clearly explain that the prices displayed represent shares that will be exchanged for somewhere between 2.27 to 3.08 shares in this offering.

The referenced paragraph is now the third paragraph under the section titled, “Market For The Common Stock” on page 31 of the prospectus. As revised, the paragraph reads in its entirety as follows:

“At June 20, 2006, the business day immediately preceding the public announcement of the conversion, the closing prices of our common stock was $24.71 per share. On the effective date of the conversion, all publicly held shares of Westfield Financial common stock, including shares held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of our common stock determined pursuant to the exchange ratio, which will be between 2.27378 and 3.07629. See “The Conversion And Stock Offering — Share Exchange Ratio For Current Stockholders.” Options to purchase shares of Westfield Financial common stock will be converted into options to purchase a number of shares of our common stock determined pursuant to the exchange ratio, for the same aggregate exercise price.”

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 8

Bank Regulatory Capital Compliance, page 32

18.	Please provide the staff with a supplemental schedule to indicate how you have reduced pro forma regulatory capital by the amount to be acquired by the 2007 RRP.

The table on page 33 has been revised to include a reconciliation of the capital infused into Westfield Bank. The reduction of the pro forma regulatory capital is reflected in the line item titled “Less: Common stock acquired by 2007 Recognition and Retention Plan.”

Holding Company Capitalization, page 33

19.	Please state that although the company’s ESOP will purchase up to 8% of the shares sold, either in the offering or through after-market purchases following the offering the table assumes that ESOP share purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

The first sentence of note 6 on page 34 of the prospectus now reads as follows: “Assumes that the employee stock ownership plan purchases up to 8.0% in the stock offering with funds borrowed from us based on the number of shares sold at the minimum, midpoint, maximum and 15% above maximum range of the offering, as indicated, at a per share price of $10.00.”

20.	Please revise notes 6 & 7 to the tabular presentation to state that the value of shares acquired by the ESOP purchased by the 2007 RRP is reflected as a reduction of stockholders’ equity.

The requested change has been made. The last sentence to note 6 on page 34 of the prospectus now reads as follows: “Accordingly, the value of the common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity. The last sentence of note 7 on page 34 now reads as follows: “The value of the common stock purchased by the 2007 Recognition and Retention Plan is reflected as a reduction of stockholders’ equity.”

Pro Forma Data, page 34

21.	Please expand the assumptions to state that the company expects its directors and executive officers, together with their associates to subscribe for 102,500 shares of common stock and that the ESOP will purchase up to 8% of the common stock sold, either in the offering or through after-market purchases following the offering.

Please note that two officers of Westfield Financial have indicated that they will be increasing their purchases of common stock by an aggregate of 5,000 shares, for a new total of 107,500 shares.

The second bullet point on page 35 of the prospectus has been revised to read in its entirety as follows:

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 9

“We will pay Keefe, Bruyette & Woods a fixed fee of $50,000 and, in the event that the offering closes, a success fee equal to 1.0% (inclusive of the $50,000) of the dollar amount of our common stock sold in the subscription or community offering, excluding (i) a number of shares equal to up to 8.0% of the shares sold in the offering to be purchased by our employee stock ownership plan, and (ii) 107,500 shares that we expect our officers, directors and their immediate family members to purchase. The fixed fee will be applied to the success fee. See “— Plan Of Distribution; Selling Agent Compensation.”“

22.	Please state that the table assumes that ESOP purchases are based on the amount of the ESOP loan reflected at the various amounts of shares sold in the offering.

The first sentence of note 2 on page 38 and note 2 on page 40 of the prospectus have been revised to read as follows: “It is assumed that up to 8.0% of the shares of common stock issued in connection with the offering will be purchased by the employee stock ownership plan with funds borrowed from us based on the number of shares sold at the minimum, midpoint, maximum and 15% above maximum range of the offering, as indicated.”

Note 2, page 37

23.	Please expand note 2 to the table to state the assumed interest rate of the ESOP loan.

The sixth sentence in note 2 on page 38 and note 2 on page 40 of the prospectus has been revised to read as follows: “Westfield Bank’s total annual payment of the employee stock ownership plan debt is based upon 30 equal annual installments of principal, with an assumed interest rate of 0%.”

The assumed rate of 0% results when the interest expense paid by the employee stock ownership plan is netted against the interest income earned by Westfield Financial on a consolidated basis.

Business of Westfield Financial and Westfield Bank: Loan Approval Procedures Commercial and Industrial Loans, page 72

24.	Please discuss your bank’s policies regarding loan to value ratios of your commercial and industrial loans, and of your commercial real estate loans if you have such policies. If you do not have such policies, please advise us supplementally that it is not practicable to make such a description.

The disclosure under “Loan Approval Procedures and Authority – Commercial and Industrial Loans and Commercial Real Estate Loans,” beginning on page 73 of the prospectus, to include the following additional paragraph:

“Westfield Bank lends up to a maximum loan-to-value ratio of 85% on commercial properties and requires a minimum debt coverage ratio of 1.2. Commercial real estate lending involves additional risks compared with one- to four-family residential lending. Because

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 10

payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, and/or the collateral value of the commercial real estate securing the loan, repayment of such loans may be subject, to a greater extent, to adverse conditions in the real estate market or the economy. Also, commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. Westfield Bank’s loan policies limit the amounts of loans to a single borrower or group of borrowers to reduce this risk.”

25.	In the last paragraph of this section, you disclose that as of September, 2001, you have used a third party mortgage company to approve and close on residential mortgage loans. Please clarify and elaborate on this business practice. For example:

•	Discuss whether or not you receive any commissions for these referrals.

•	Disclose whether you have any contractual agreement with this party. If you do, file it as an exhibit or advise us why it is not required to file as an exhibit.

•	Clarify who owns the servicing rights to these mortgages and who does the servicing of the mortgages.

•	Disclose if you retain any risk for these mortgages.

Westfield Bank has a contractual agreement with the third party mortgage company, Village Mortgage Company, referenced in the prospectus. The agreement has been filed with the Commission as Exhibit 10.17 to Amendment No. 1 to the Registration Statement.

Under the terms of the agreement, Westfield Bank receives a commission for each loan referred. The commission is based on the balance of the loan multiplied by the difference between the interest rate offered by Village Mortgage Company to Westfield Bank and the interest rate obtained by Village Mortgage Company for the loan. Village Mortgage owns the servicing rights and services the loans. Westfield Bank does not retain any risk for the loans originated by Village Mortgage Company.

The first paragraph of the disclosure under “Loan Approval Procedures – Residential Real Estate Loans” on page 74 of the prospectus has been revised to read as follows:

“In September 2001, Westfield Bank began referring substantially all of the originations of its residential real estate loans to a third party mortgage company. Residential real estate borrowers submit applications to Westfield Bank, but the loan is approved by and closed on the books of the mortgage company. The third party mortgage company owns the servicing rights and services the loans. Westfield Bank retains no residual ownership interest in these loans. Westfield Bank receives a fee for each of the loans originated by the third party mortgage company.”

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 11

Conforming changes have also been made to pages 47, 63 and 71 of the prospectus.

26.	The table on page 68 appears to disclose residential real estate transactions for this fiscal year. It is unclear to us how you can have originations if you use a third party. Please advise and revise.

The residential real estate loans disclosed in the tables on pages 66, 67, 68, 69, 75, 76, 78 and 79 of the prospectus include loans originated by Westfield Bank prior to September 2001, the commencement date of the third party residential mortgage referral program, or loans purchased by Westfield Bank.

The second paragraph of the disclosure under “Lending Activities – Residential Real Estate Loans and Originations” on page 74 of the prospectus has been revised to read as follows:

“Even though substantially all residential real estate loan originations are referred to a third party mortgage company, Westfield Bank still holds residential real estate loans in its loan portfolio. These loans consist primarily of loans originated by Westfield Bank prior to September 2001, the commencement of the third party residential mortgage referral program, or loans purchased by Westfield Bank. Westfield Bank occasionally purchases adjustable rate mortgages, which are serviced by the originating institutions, from other banks located in Massachusetts. As of June 30, 2006, loans on one- to four-family residential properties, including home equity loans, accounted for $111.5 million, or 28.5%, of Westfield Bank’s total loan portfolio.”

27.	Throughout the prospectus, where you have included information regarding residential real estate loans, including tabular information, please clarify that you have discontinued your residential real estate business or include footnotes to explain the disclosure.

A footnote to the tables on pages 66, 67, 68, 69, 75, 76, 78 and 79 of the prospectus has been added that reads as follows: “Includes residential real estate loans purchased by Westfield Bank, or residential real estate loans originated by Westfield Bank prior to September 2001, when Westfield Bank began referring substantially all of the originations of its residential real estate loans to a third party mortgage company.”

Future Employment Agreements, page 105

28.	In the last paragraph, please disclose the dollar amount that would have been paid, assuming that they had been triggered as of a recent date, including any 280G gross up payments that would have been paid to the named officers.

The following sentence has been added to the second paragraph on page 107 of the prospectus: “If we or Westfield Bank had experienced a change in ownership, a change in effective ownership or control or a change in the ownership of a substantial portion of their assets as contemplated by section 280G of the Internal Revenue Code on October 1, 2006 and

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 12

their employment terminated on that date, Messrs. Williams, Hagan and Janosco would be paid cash severance of approximately $1,537,962, $822,764 and $889,865, respectively, with an additional $565,353, $343,506 and $341,616, respectively, paid in excise tax and gross-ups, and each be provided with three years’ insurance coverage continuation on the same terms as were in effect prior to their termination.”

Benefit Restoration Plan, page 109

29.	Please disclose which named executives qualify for this plan and the value of the plan to them. If no named executive qualifies for the plan, please disclose that.

The following sentence has been added to the paragraph titled “Benefit Restoration Plan” on page 111 of the prospectus: “Currently, only Donald A. Williams is a participant in this plan with approximately $62,566 accrued to his benefit as of December 31, 2005.”

Deferred Compensation Agreement, page 109

30.	Please revise the explanation of the deferred compensation agreement with Mr. Williams to make the mechanics of the plan easier to understand. In addition, please disclose when Mr. Williams can retire and what he would be paid given his current salary. In the last sentence, disclose what the current payment would be.

The following sentence has been added to the paragraph titled “Deferred Compensation Agreement” on page 110 of the prospectus: “Mr. Williams has attained the normal retirement age under this plan and, if he retired as of December 31, 2006, would receive a monthly payment of approximately $13,393 for the longer of his lifetime or 240 months.”

Beneficial Ownership of Common Stock, page 115

31.	Please make sure this table is complete with your next amendment.

The beneficial ownership table on page 116 of the prospectus has been completed as requested.

Approval Required, page 120

32.	We note that Westfield Financial will be voting on this transaction. Please advise whether or not preliminary proxy material will be filed with this Commission, and if not, why not.

Preliminary proxy materials for stockholders of Westfield Financial were attached as Exhibit 99.4 to the Registration Statement, and revised proxy materials were attached as Exhibit 99.4 to Amendment No. 1 to the Registration Statement filed on October 13, 2006. In addition, preliminary proxy materials will be filed with the Commission under cover of Schedule 14A, as soon as the Board of Directors of Westfield Financial determines the date of the stockholders’ meeting.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 13

Where You Can Find Additional Information, page 146

33.	Delete the qualification in the second paragraph. The proxy must contain a description that explains all the material features of such exhibits.

The sentence on page 148 of the prospectus reading “The statements as to the contents of such exhibits, however, are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document” has been deleted.

Report of Independent Registered Public Accounting Firm, page F-2

34.	Please file your auditors’ report dated March 10, 2006 in which they expressed an unqualified opinion on management’s assessment of the effectiveness of Westfield Financial, Inc., internal control over financial reporting and an unqualified opinion on the effectiveness of Westfield Financial, Inc.’s control over financial reporting. Also, provide a currently dated consent of the independent registered public accountants that refers to this report.

The requested auditor’s report appeared on page F-3 of Amendment No. 1 to the Registration Statement. In addition, a currently dated consent that referred to the report was attached as Exhibit 23.2 to Amendment No. 1 to the Registration Statement.

Financial Statements

New Westfield Financial, Inc.

35.	We note the disclosure appearing on page 85 regarding the business of New Westfield Financial, Inc. Please provide a statement to address why the financial statements of the registrant are not presented.

The first sentence of the disclosure on page 86 of the prospectus has been amended to read as follows: “We have not engaged in any business to date; accordingly, we have omitted the financial statements of New Westfield Financial from this prospectus.”

Index to Exhibits, page II-3

36.	Please include the disclosures required by Item 12 of Form S-1 when incorporating by reference.

Westfield Financial respectfully notes that it is not incorporating by reference the information from Items 3 through 11 of Form S-1.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 14

37.	In accordance with Section 411(c) of Regulation C, please confirm that all items incorporated by reference have not been modified since their original filing.

Other than those exhibits that are attached to Amendment No. 1 to the Registration Statement, which supersede all prior exhibits with the same number, no items incorporated by reference have been modified since their original filing.

Exhibit 5.1; Legality Opinion

38.	Please clarify the documents to which you refer in the last sentence of the second paragraph of your opinion; it is not clear what documents signed by other parties would be relevant to your opinion as to legality. Please advise.

The opinion has been modified to clarify the documents, including documents signed by other parties, that Thacher Proffitt & Wood LLP may rely on in issuing its opinion. As set forth in the opinion, these documents include, but are not limited to, the following: (i) the Company’s Articles of Organization filed with the Secretary of the Commonwealth of the Commonwealth of Massachusetts on August 31, 2006; (ii) the Company’s Bylaws; (iii) the Registration Statement, including the prospectus contained therein and the exhibits thereto; (iv) certain resolutions of the Board of Directors of the Company relating to the issuance of the shares being registered under the Registration Statement; (v) the Plan of Conversion and Stock Issuance of Westfield Mutual Holding Company, Westfield Financial, Inc. and Westfield Bank; and (vi) the form of stock certificate approved by the Board of Directors of the Company to represent shares of common stock issued by the Company in the offering.

A copy of the revised opinion, reflecting changes made in response to this Comment, as well as Comments 39 and 40 below, was attached as Exhibit 5.1 to Amendment No. 1 to the Form S-1 filed on October 13, 2006.

39.	In the first paragraph of the second page of your opinion, please revise to clarify that you are opining to the laws of the state of Massachusetts.

The last sentence of the first paragraph of the opinion notes that Thacher Proffitt & Wood LLP is opining to the laws of the Commonwealth of Massachusetts with respect to the legality of the shares being issued by the Company in the offerings. Thacher Proffitt & Wood LLP is not opining on any state securities or “blue skies” laws.

40.	Please revise the penultimate paragraph of your opinion. You can limit your opinion in scope but not as to who may rely upon it.

The second sentence of the penultimate paragraph of the opinion has been deleted.

Mr. William Friar Senior Financial Analyst U.S. Securities and Exchange Commission October 13, 2006	Page 15

Exhibit 99.2

41.	We have not reviewed or have in our possession exhibit 99.2. If it has been filed, please advise when it was filed and with whom. If it has not been filed, please file it as quickly as possible. Upon our review of that document, we may have additional comments.

On August 25, 2006, the Company filed an Application for Hardship Exemption on Form SE with respect to Exhibit 99.2. On August 31, 2006, the date that the Registration Statement was filed, Thacher Proffitt & Wood LLP received notification that the hardship exemption was granted with respect to the tabular portions only of Exhibit 99.2. A courtesy copy of the appraisal report was couriered to the attention of Ms. Kathryn McHale on October 5, 2006. Those portions of Exhibit 99.2 for which the hardship exemption was not granted were filed with Amendment No. 1 to the Registration Statement.

*         *         *

Should you have any questions, please do not hesitate to call the undersigned, Matthew Dyckman or Samantha M. Kirby at (202) 347-8400.

Very truly yours,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:	Kathryn McHale, Securities and Exchange Commission
Christina Harley, Securities and Exchange Commission
Donald A. Walker, Securities and Exchange Commission
Donald A. Williams, Westfield Financial, Inc.
James C. Hagan, Westfield Financial, Inc.
Michael J. Janosco, Jr., Westfield Financial, Inc.